Exhibit 99.9
October 26, 2008
Huntsman Corporation,
10003 Woodloch Forest Drive,
The Woodlands, Texas 77380

Attention:	Peter R. Huntsman President and Chief Executive Officer

Ladies and Gentlemen:

We write to you in reference to our September 8, 2008 letter (the “Existing Backstop Letter”) in which we committed to make certain backstop payments to the Huntsman Corporation (the “Company”) upon consummation of its merger with a subsidiary of Hexion Specialty Chemicals, Inc. (“Hexion”), subject to the terms and conditions described in the Existing Backstop Letter. We would like to revise and replace our prior commitments as follows.

Each of the undersigned severally agrees for the sole benefit of the Company that, upon the consummation of the merger, it or its designee will make a payment in cash to the Company (a “Backstop Payment”) at the time of consummation of the merger in the amount listed as its “Backstop Payment” opposite its name on Schedule A. Each Backstop Payment would be in connection with the consummation of the merger on the terms of the current merger agreement, and we will receive no equity, debt or other instrument or payment in return for making the Backstop Payments.

Our obligation to provide the Backstop Payments is subject to only the following three conditions:

(a)
The merger is consummated on the terms provided in the current merger agreement on or prior to November 2, 2008. Please note that we will consider extending this date for a reasonable period in the event that Hexion’s lenders refuse to honor their commitments and we conclude that Hexion is diligently pursuing specific performance of the funding obligations or arranging replacement financing for a merger on the terms provided in the current merger agreement.

(b)
The other stockholders of the Company who have made backstop commitments (the “Other Stockholders”) fund at the closing of the merger the backstop commitments they have made to the Company in an aggregate amount of at least $186,233,986.00, and no dividends or other distributions of value from the Company or its subsidiaries to its stockholders are made prior to or in connection with the consummation of the merger (other than payment of the merger consideration in accordance with the terms of the current merger agreement) without our prior written consent.

(c)
Apollo Management, L.P. or its applicable affiliates (“Apollo”) contributes new equity to Hexion at or prior to the closing of the merger in an aggregate amount of US$750 million or more, and no fees are paid or dividends or other distributions of value from Hexion or its subsidiaries to Apollo are made prior to or in connection with the consummation of the merger without our prior written consent. Our commitment is conditional upon our confirmation that Apollo has made a legally-binding commitment on or prior to October 26, 2008 to make this equity investment, conditional upon the closing of the merger.

We would urge the Huntsman family and all other stockholders of the Company that are in a position to do so to make an incremental commitment to provide backstop funding at the closing of the merger on the same terms as the undersigned (i.e., for a net share price of $22.00). However, our commitments hereunder are not conditioned upon incremental commitments by any other stockholder.

Please note that none of the undersigned has taken any position at this time on how it would vote were an amendment to the merger agreement recommended by the Board of Directors of the Company and put to vote of the stockholders for approval.

If you agree to accept our revised commitments, please countersign this letter and return a copy to each of us. Upon delivery of your counterpart signature page to this letter, this letter will become a binding contract between us. If you do not so accept our commitments on or prior to October 26, 2008, our offer to make capital contributions set forth herein will terminate without effect and our offer to make capital commitments pursuant to the Existing Backstop Letter will continue (and will expire) in accordance with its terms. If you do so accept our commitments, these commitments will replace our offer to make capital commitments pursuant to the Existing Backstop Letter and the Existing Backstop Letter will terminate without effect.

Exhibit 99.9, p. 2

This letter shall be governed by and construed in accordance with the laws of the State of New York. Our obligations under this letter are solely for your benefit, and may not be relied upon or enforced by any other person. The terms of this letter may be amended or waived only by a written instrument signed by the Company and each of the undersigned that is affected by the amendment or waiver. This letter may be executed in any number of counterparts, all of which when taken together shall constitute a single instrument. You and we hereby irrevocably waive to the full extent permitted by applicable law all right to trial by jury in any suit, action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this letter or the transactions contemplated hereby.

Finally, please understand that each of the undersigned acts only for itself in this matter and has no authority to bind anyone else. We are executing a single letter only for purposes of convenience to ensure that the other parties hereto are simultaneously bound hereby.

Very truly yours,

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.

By: D. E. SHAW & CO., L.P., as Managing Member

By:	/s/ Julius Gaudio
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW OCULUS PORTFOLIOS, L.L.C.

By: D. E. SHAW & CO., L.L.C., as Managing Member

By:	/s/ Julius Gaudio
Name: Julius Gaudio
Title: Managing Director

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (BERMUDA) L.P.

By:	MATLINPATTERSON GLOBAL ADVISERS LLC, its Investment Advisor

By:	/s/ Lawrence M. Teitelbaum
Name: Lawrence M. Teitelbaum
Title: Chief Financial Officer

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P.

By:	MATLINPATTERSON GLOBAL ADVISERS LLC, its Investment Advisor

By:	/s/ Lawrence M. Teitelbaum
Name: Lawrence M. Teitelbaum
Title: Chief Financial Officer

CITADEL LIMITED PARTNERSHIP

By:	CITADEL INVESTMENT GROUP, L.L.C., its General Partner

By:	/s/ John C. Nagel
Name: John C. Nagel
Title: Authorized Signatory

Exhibit 99.9, p. 3

ACCEPTED AND AGREED
on October 26, 2008:

HUNTSMAN CORPORATION

By:	/s/ Sam Scruggs
Name: Sam Scruggs
Title: EVP and General Counsel

cc:	Hexion Specialty Chemicals, Inc. (William H. Carter) Apollo Global Management, LLC (Joshua J. Harris)

Exhibit 99.9, p. 4
Schedule A

Stockholder
Citadel Limited Partnership	$155,320,000.00

D. E. Shaw Oculus Portfolios, L.L.C.	$49,676,101.50

D. E. Shaw Valence Portfolios, L.L.C.	$103,695,769.16

MatlinPatterson Global Opportunities Partners L.P.	$102,224,203.94

MatlinPatterson Global Opportunities Partners (Bermuda) L.P.	$35,621,392.38

TOTAL	$446,537,466.98